Exhibit 12.1

Cabot Corporation

Unaudited Computation of Ratios of Pro Forma Earnings to Fixed Charges and

Preferred Stock Dividends

	Pro Forma Nine Months Ended 6/30/2009	Pro Forma Fiscal Year Ended 9/30/2008
	(Dollars in millions except for ratios)
(Loss) income from continuing operations before taxes, equity in net income of affiliated companies and minority interest	$(92)	$112

Add:

Fixed charges	39	59

Distributed income of affiliated companies	2	2

(Loss) earnings as adjusted	$(51)	$173

Interest expense	$32	$50

Capitalized interest	2	3
Estimate of interest in rental expense (33%)	7	9

Fixed Charges	41	62

Preferred stock dividends:	—	—

Combined fixed charges and preferred stock dividends	$41	$62

Ratio of earnings to combined fixed charges and preferred stock dividends	N/A (1)	2.8	x

(1)	The earnings to fixed charge ratio is negative because of the loss. The total dollar amount of the deficiency is $92 million.